UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


          INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 2)*


                           Yellow Roadway Corporation
                           --------------------------
                                (Name of Issuer)


                    Common Stock, Par Value $1.00 Per Share
                    ---------------------------------------
                        (Title of Class and Securities)


                                   985577105
                              --------------------
                                 (CUSIP Number)


                               December 31, 2004
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
CUSIP No. 985577105              SCHEDULE 13G                       Page 2 of 9
-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
     Ziff Asset Management, L.P.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
     (a) [ ]
     (b) [ ]
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------
                                   (5)  SOLE VOTING POWER
NUMBER OF
SHARES                             -------------------------------------------
BENEFICIALLY                       (6)  SHARED VOTING POWER
OWNED BY                                3,982,500
EACH                               -------------------------------------------
REPORTING                          (7)  SOLE DISPOSITIVE POWER
PERSON
WITH                               -------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                        3,982,500
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,982,500
-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     8.2%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (See Instructions)
     PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 985577105              SCHEDULE 13G                       Page 3 of 9
-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
     PBK Holdings, Inc.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
     (a) [ ]
     (b) [ ]
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------
                                   (5)  SOLE VOTING POWER
NUMBER OF                               0
SHARES                             -------------------------------------------
BENEFICIALLY                       (6)  SHARED VOTING POWER
OWNED BY                                3,982,500
EACH                               -------------------------------------------
REPORTING                          (7)  SOLE DISPOSITIVE POWER
PERSON                                  0
WITH                               -------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                        3,982,500
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,982,500
-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     8.2%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (See Instructions)
     CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 985577105              SCHEDULE 13G                       Page 4 of 9
-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
     Philip B. Korsant
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
     (a) [ ]
     (b) [ ]
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
-------------------------------------------------------------------------------
                                   (5)  SOLE VOTING POWER
NUMBER OF                               0
SHARES                             -------------------------------------------
BENEFICIALLY                       (6)  SHARED VOTING POWER
OWNED BY                                3,982,500
EACH                               -------------------------------------------
REPORTING                          (7)  SOLE DISPOSITIVE POWER
PERSON                                  0
WITH                               -------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                        3,982,500
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,982,500
-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     8.2%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (See Instructions)
     IN
-------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:

            Yellow Roadway Corporation


Item 1(b).  Address of Issuer's Principal Executive Offices:

            10990 Roe Avenue
            Overland Park, Kansas 66211


Item 2(a).  Name of Persons Filing:

            This Schedule 13G is being filed on behalf of the following persons ("Reporting Persons")*:

            (i)   Ziff Asset Management, L.P. ("ZAM")
            (ii)  PBK Holdings, Inc. ("PBK Holdings")
            (iii) Philip B. Korsant ("Korsant")

            * Attached as Exhibit A is a copy of an agreement among the Reporting Persons stating (as specified hereinabove) that this
            Schedule 13G is being filed on behalf of each of them.


Item 2(b).  Address of Principal Business Office or, if None, Residence:

            Ziff Asset Management, L.P.
            ---------------------------
            c/o PBK Holdings, Inc.
            283 Greenwich Avenue
            Greenwich, CT 06830

            PBK Holdings, Inc.
            ------------------
            283 Greenwich Avenue
            Greenwich, CT 06830

            Philip B. Korsant
            -----------------
            283 Greenwich Avenue
            Greenwich, CT 06830


Item 2(c).  Citizenship:

            See Item 4 of the attached cover pages


Item 2(d).  Title of Class of Securities:

            Common Stock, par value $1.00 per share


Item 2(e).  CUSIP Number:

            985577105

Item 3. If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b), Check Whether the Person Filing is a:


            Item 3 is not applicable as this Schedule is filed pursuant to Rule 13d- 1(c)


Item 4.     Ownership.

       (a)  Amount Beneficially Owned: See Item 9 of the attached cover pages

       (b)  Percent of Class: See Item 11 of the attached cover pages

       (c)  Number of shares as to which such person has:

            (i)    Sole power to vote or to direct the vote:

                   See Item 5 of the attached cover pages

            (ii)   Shared power to vote or to direct the vote:

                   See Item 6 of the attached cover pages

            (iii)  Sole power to dispose or to direct the disposition of:

                   See Item 7 of the attached cover pages

            (iv)   Shared power to dispose or to direct the disposition of:

                   See Item 8 of the attached cover pages


Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

            Item 5 is not applicable


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            PBK Holdings, as the general partner of ZAM, and Korsant, as the sole shareholder of PBK Holdings, may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Issuer held in the name of ZAM.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person.

            Item 7 is not applicable

Item 8.     Identification and Classification of Members of the Group.

            Item 8 is not applicable


Item 9.     Notice of Dissolution of Group

            Item 9 is not applicable


Item 10.    Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2005

                                          ZIFF ASSET MANAGEMENT, L.P.

                                          By: PBK Holdings, Inc.,
                                              its general partner


                                              By: /s/ David Gray
                                                  -----------------------------
                                                  Name:  David Gray
                                                  Title: Vice President



                                          PBK HOLDINGS, INC.


                                          By: /s/ David Gray
                                              ---------------------------------
                                              Name:  David Gray
                                              Title: Vice President



                                          PHILIP B. KORSANT


                                          /s/ Philip B. Korsant
                                          -------------------------------------

                                   EXHIBIT A


The undersigned, Ziff Asset Management, L.P., a Delaware limited partnership, PBK Holdings, Inc., a Delaware corporation, and Philip B. Korsant, hereby agree and acknowledge that the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated: February 3, 2005

                                          ZIFF ASSET MANAGEMENT, L.P.

                                          By: PBK Holdings, Inc.,
                                              its general partner


                                              By: /s/ David Gray
                                                  -----------------------------
                                                  Name:  David Gray
                                                  Title: Vice President



                                          PBK HOLDINGS, INC.


                                          By: /s/ David Gray
                                              ---------------------------------
                                              Name:  David Gray
                                              Title: Vice President



                                          PHILIP B. KORSANT


                                          /s/ Philip B. Korsant
                                          -------------------------------------